SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02067914

FORM 11-K

**ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED):

For the fiscal year ended June 30, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from __________________ to ___________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**The Clorox Company
Value Sharing Plan for Puerto Rico**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**The Clorox Company
1221 Broadway
Oakland, CA 94612-1888**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
VALUE SHARING PLAN
FOR PUERTO RICO

Date: December 20, 2002

Gregory S. Frank
Vice President - Controller

Date: December 20, 2002

Peter D. Bewley
Senior Vice President,
General Counsel & Secretary

Date: December 20, 2002

Gerald E. Johnston
President and Chief Operating Officer

Index to Exhibits

Exhibit No. Per Item 601 Of Reg. S-K	Description
23	Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
VALUE SHARING PLAN
FOR PUERTO RICO

Date: December 20, 2002

GS Frank

Gregory S. Frank
Vice President - Controller

Date: December 20, 2002

Peter D. Bewley

Peter D. Bewley
Senior Vice President,
General Counsel & Secretary

Date: December 20, 2002

____

Gerald E. Johnston
President and Chief Operating Officer

EXHIBIT 23

Deloitte & Touche LLP
1200 Hato Rey Tower
268 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-41131 (Post-Effective Amendment No. 1 and No. 2) of The Clorox Company on Form S-8 of our report dated December 4, 2002, appearing in the Annual Report on Form 11-K of The Clorox Company Value Sharing Plan for Puerto Rico for the year ended June 30, 2002.

Deloitte & Touche LLP

Deloitte & Touche LLP
San Juan, Puerto Rico
December 4, 2002

THE CLOROX COMPANY
VALUE SHARING PLAN
FOR PUERTO RICO

Independent Auditors' Report

Financial Statements
Years Ended June 30, 2002 and 2001
Supplemental Schedule
As of June 30, 2002

THE CLOROX COMPANY VALUE SHARING PLAN FOR PUERTO RICO

TABLE OF CONTENTS

Deloitte & Touche LLP
1200 Hato Rey Tower
268 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Administration Committee of
The Clorox Company Value Sharing Plan for Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of The Clorox Company Value Sharing Plan for Puerto Rico (the "Plan") at June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment as of June 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Deloitte & Touche LLP
San Juan, Puerto Rico
December 4, 2002

Stamp No. 1849185

affixed to original.

Deloitte
Touche
Tohmatsu

THE CLOROX COMPANY VALUE SHARING PLAN FOR PUERTO RICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2002 AND 2001

INVESTMENTS AT FAIR VALUE	2002	2001
PUTNAM FUNDS:		
Growth and Income	$ 183,398	$ 202,833
International Growth	18,473	27,038
Investors	75,613	81,757
S&P 500 Stock Index	105,092	99,157
Vista	59,734	78,923
FIDELITY FUNDS:		
Spartan U.S. Equity Index	9,866	11,727
U.S. Bond Index	174,159	148,690
FEDERATED PRIME OBLIGATION MONEY MARKET FUND	388,312	443,387
INVESCO TOTAL RETURN FUND	53,936	51,299
MAS SMALL CAPITAL VALUE PORTFOLIO	16,101	19,074
CLOROX STOCK	820,134	676,611
PARTICIPANT LOANS	206,558	225,828
Total investments	2,111,376	2,066,324
CONTRIBUTIONS RECEIVABLE	362,889	
NET ASSETS AVAILABLE FOR BENEFITS	$2,474,265	$2,066,324

See notes to financial statements.

THE CLOROX COMPANY VALUE SHARING PLAN FOR PUERTO RICO

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Interest income and dividends	$ 61,716	$ 109,351
Net appreciation in fair value of investments	49,282	
Total investment income	110,998	109,351
Contributions:		
Participants'	131,116	146,927
Employers'	409,988	12,888
Total contributions	541,104	159,815
Total additions	652,102	269,166
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Net depreciation in fair value of investments		348,737
Benefit payments to participants	244,161	154,839
Total deductions	244,161	503,576
NET INCREASE (DECREASE)	407,941	(234,410)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	2,066,324	2,300,734
End of year	$2,474,265	$2,066,324

THE CLOROX COMPANY VALUE SHARING PLAN FOR PUERTO RICO

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2002 AND 2001

1. DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - The Clorox Company Value Sharing Plan for Puerto Rico (the "Plan") is a defined contribution plan covering most salaried and non-union hourly production employees of The Clorox Company of Puerto Rico and Clorox Commercial Company (the "Companies") and employees who perform services primarily in Puerto Rico for any other affiliate operating in Puerto Rico that thereinafter adopts the Plan. The Plan was established effective December 1, 1996.

Companies Value Sharing Contributions - At the end of each plan year, at their discretion, the Companies will make a value sharing contribution in an amount determined by the Companies. The Companies' contributions are based on the Clorox Value Measurement, an economic value measurement system which is based on net operating earnings after tax less a capital charge for net assets employed.

Participant Contributions - Participants may elect, immediately after their date of hire, to contribute from 2% to 10% of their total plan compensation to their separate accounts each payroll period. Participants' contributions may not exceed $8,000 per year.

Participants may elect to change their contribution percentages at any time. Investment options may be changed at any time.

Companies Matching Contribution - The Companies match 100% of each participant's contribution, not to exceed $1,000 on an annual basis. Employees hired on or after December 1, 1996 will be eligible for the Companies match after completing one year of service.

Vesting - Contributions become vested as follows:

- *Companies Value Sharing Contributions* - Participants become 34% vested after completing three years of service and progressively become 100% vested after five years of service or upon retirement, reaching age 60 while employed by the Companies, death, or termination of employment due to disability (as defined by the Plan). Forfeitures are allocated as determined by the Plan Administrator.
- *Participant Contributions* - Participant contributions and accumulated earnings vest immediately.
- *Companies Matching Contribution* - Employer matching contributions vest immediately.

Investments - Participants may direct investments into various funds including money market, bonds, common stock and Clorox stock.

Loans to Plan Participants - Participants may obtain up to two loans for up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous twelve months or 50% of the participant's vested account balance. Loan repayments may be scheduled for up to five years (fifteen years for a home purchase), are fully amortizable, and bear interest at a fixed rate which is prime plus 1% at time the loan is made. At June 30, 2002, there were 59 such loans with interest ranging from 5.75% to 10.5%.

Plan Termination - Although the Companies have not expressed any intention to terminate the Plan, they have the right to do so. Termination would result in distribution of plan assets in accordance with the Employee Retirement Income Security Act of 1974.

Plan Expenses – Plan expenses are paid by the Companies.

Forfeited Accounts – At June 30, 2002, forfeited non-vested accounts totaled $9,769. These accounts will be used to reduce future employer contributions. Also, in 2002 and 2001, employer contributions were reduced by $13,380 and $51,111, respectively, from forfeited non-vested accounts.

Significant accounting policies of the Plan are summarized as follows:

a. *Basis of Accounting* - The accompanying financial statements are prepared on the accrual basis, with the exception of benefits which are recorded as they are paid.

b. *Valuation of Investments and Income Recognition* - Investments in mutual funds and common stock are stated at their estimated fair values, which are determined by quoted market prices. Participant loans are carried at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

c. *Benefit Payments* to participants are recorded upon distribution.

d. *Distributions Due to Participants* - As of June 30, 2002 and 2001, no significant amounts were due to participants who have requested distributions prior to the Plan's year end.

e. *Accounting Estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2. FAIR VALUE OF INVESTMENTS

The fair value of the investments that represent more than 5% of the Plan's net assets available for benefits at June 30, 2002 and 2001 are as follows:

	2002	2001
PUTNAM FUNDS - Growth and Income	$ 183,398	$ 202,833
FIDELITY FUNDS - U.S. Bond Index	174,159	148,690
FEDERATED PRIME OBLIGATION MONEY MARKET FUND	388,312	443,387
CLOROX STOCK	820,134	676,611
PARTICIPANTS' LOANS	206,558	225,828

3. INVESTMENTS IN CLOROX COMMON STOCK

Investments in Clorox common stock at June 30, 2002 and 2001 consist of 19,834 and 19,989 shares, respectively.

4. TAX STATUS

The Plan Administrator filed a request for qualification under Puerto Rico income tax laws, as amended. The Companies and their counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Treasury Department and, therefore, believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

* * * * * *

THE CLOROX COMPANY VALUE SHARING PLAN FOR PUERTO RICO

ASSETS HELD FOR INVESTMENT
(SCHEDULE H - PART IV - ITEM 4(i) ON FORM 5500)
JUNE 30, 2002

ASSET DESCRIPTION	Aggregate Shares/ Units	Fair Value
PUTNAM FUNDS:		
Growth and Income	11,448	$ 183,398
International Growth	956	18,473
Investors	7,669	75,613
S&P 500 Stock Index	14,202	105,092
Vista	8,331	59,734
FIDELITY FUNDS:		
Spartan U.S. Equity Index	454	9,866
U.S. Bond Index	15,963	174,159
FEDERATED PRIME OBLIGATION MONEY MARKET FUND	388,312	388,312
INVESCO TOTAL RETURN FUND	2,313	53,936
MAS SMALL CAPITAL VALUE PORTFOLIO	967	16,101
CLOROX STOCK	19,834	820,134
Total		$1,904,818

	Number of Loans	Outstanding Loans Balance
Outstanding loans balance - bearing interest ranging from 5.75% to 10.5%, due in one to five years from date of loan	59	$ 206,558